Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

June 7, 2016

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014, as supplemented by Supplement No. 1 dated September 10, 2014

John Deere Capital Corporation

$500 million 2.650% Senior Notes Due June 10, 2026

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series F
Issue Size:	$500 million
Trade Date:	June 7, 2016
Settlement Date (T+3):	June 10, 2016
Maturity Date:	June 10, 2026
Benchmark Treasury:	1.625% due May 15, 2026
Benchmark Treasury Yield and Price:	1.702%; 99-09+
Spread to Treasury:	+95 basis points
Reoffer Yield:	2.652%
Coupon:	2.650%
Coupon Payment Dates:	Semi-annually on June 10 and December 10, commencing on December 10, 2016 and ending on the maturity date.
Day Count:	30 / 360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.983% plus accrued interest from June 10, 2016
Gross Spread:	0.475%
Net Proceeds (%):	99.508% plus accrued interest from June 10, 2016
Net Proceeds ($):	$497,540,000 plus accrued interest from June 10, 2016
CUSIP:	24422ETH2
Joint Book-Running Managers:	Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
Mitsubishi UFJ Securities (USA), Inc.
Co-Managers:	BBVA Securities Inc.
BNP Paribas Securities Corp.
The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 and Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848.

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